

Mail Stop 4631

March 11, 2010

via U.S. mail and facsimile

Chris Metcalf, Chief Executive Officer
ESP Resources, Inc.
1255 Lions Club Road
Scott, Louisiana 70583

> **RE:** **ESP Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009,**
> **June 30, 2009, and September 30, 2009**
> **File No. 0-52506**

Dear Mr. Metcalf:

We have reviewed your draft amended filings submitted on March 4, 2010, and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Draft Form 10-K/A No. 1 for the Fiscal Year Ended December 31, 2008

Item 6. Selected Financial Data

1. Please label the December 31, 2008 column as restated. Please also separately present the operating results information for the predecessor and successor periods for fiscal year 2007. Refer to paragraph 27 of APB 9 (ASC 250-10-45-28) for guidance.

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2. Please revise your discussion and analysis of fiscal year 2008 with fiscal year 2007 to remove the combined presentation. Please provide a discussion and analysis for your

results of operations based on the audited financial statements for each of the three periods presented (i.e., fiscal year 2008, January 1, 2007 – June 30, 2007, and July 1, 2007 – December 31, 2007). You may also consider the appropriateness of providing investors with a pro forma presentation in accordance with Article 11 of Regulation S-X for the successor and predecessor periods for fiscal year 2007 for purposes of providing investors with an additional discussion and analysis of fiscal year 2008 as compared to the pro forma fiscal year 2007 period.

Report of Independent Registered Public Accounting Firms

3. Please request MaloneBailey, LLP and Webb & Company, P.A. to revise their reports to include a reference to the respective restatement issues. Refer to AU Section 561.06 for guidance.

General

4. Please revise your presentation through out the consolidated financial statement to include the notation, restated, for each column and footnote disclosure that has been restated. For example, the predecessor and successor columns for the financial statements should include a restated notation. Refer to paragraph 26 of SFAS 154 (ASC 250-10-50-7 through 50-10) for guidance.

Note 15 – Restatement

5. Please revise to include disclosure required by paragraph 26 of SFAS 154 (ASC 250-10-50-7 through 50-10) for the restatement related to fiscal year 2007 for the successor and predecessor periods.

Item 9A. Controls and Procedures

6. We note that you determined your disclosure controls and procedures were not effective as of December 31, 2008 due to the identification of a material weakness. The material weakness identified appears as though it would fall within the scope of internal control over financial reporting. Item 308T(a)(3) of Regulation S-K states, "[m]anagement is not permitted to conclude that the registrant's internal control over financial reporting is effective if there are one or more material weaknesses in the registrant's internal control over financial reporting." As such, it is unclear how you determined that your internal control over financial reporting is effective as of December 31, 2008. Please advise.

Exhibits 31.1, 31.2, 32.1 and 32.2

7. Please revise the first paragraph of the Sections 302 and 906 certifications to refer to the amended Form 10-K. Please also revise your Sections 302 and 906 certifications to be included in your amendment to the second quarter of fiscal year 2009 Form 10-Q.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Notes to Unaudited Consolidated Financial Statements

8. In future filings, please ensure you provide investors with relevant information for all new, material transactions that occur during the quarter. In this regard, we note that you entered into a new factoring agreement with Midsouth Bank on July 31, 2009, in which the borrow limit was increased from $250,000 to $400,000. However, you did not provide disclosure of this transaction and new instrument, including the material terms of the instrument, in your third quarter of fiscal year 2009 Form 10-Q. Refer to Article 8-03(b)(1) of Regulation S-X for guidance.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief